STATE OF DELAWARE
SECRETARY OF STATE
DIVISION OF CORPORATIONS
FILED 09:00 AM 09/11/2002
020570652 - 2149636

FSPS

STATE OF DELAWARE
DESIGNATION OF RIGHTS AND PREFERENCES
OF SERIES B PREFERRED STOCK OF
FEDERAL SECURITY PROTECTION SERVICES INC.

Pursuant to Section 151 of the Delaware Corporation Law and Article V, Section 1 of its Articles of Incorporation, The Board of Directors of Federal Security Protection Services Inc. ("the Corporation") hereby designates a portion of its 20,000,000 authorized Preferred Shares as Series B Preferred Stock as follows:

The class of stock shall be designated as Series B Preferred Stock.

Such Series B Preferred Stock shall consist of 100,000 shares of the authorized Preferred Shares.

Such Series B Preferred Stock, at the option of the holder thereof may, no sooner than six months after the purchase date, be converted into the common stock of the Corporation upon the following terms:

(a) Any holder of such Series B Preferred Stock desiring to avail himself or herself of the option for conversion of his or her stock shall deliver, duly endorsed in blank, the certificates representing the stock to be converted to the Secretary of the Corporation at its office, and at the same time notify the Secretary in writing over his or her signature that he or she desires to convert his or her stock into common stock at the conversion rate of one (1) share of Series B Preferred Stock into one hundred (100) shares of common stock.

(b) Upon receipt by the Secretary of a certificate or certificates representing such Series B Preferred Stock and a notice that the holder desires to convert the same, the Corporation shall forthwith cause to be issued to the holder such shares of common stock at the conversion rate set forth in section (a) above, and shall deliver to such holder a certificate in due form for such common stock.

(c) Ten million (10,000,000) shares of the Corporation's common stock shall be reserved and such shares shall be issued only in conversion of the Series B Preferred Stock as herein provided.

(d) Shares of Series B Preferred Stock that have been converted shall revert to the status of unissued and unclassified preferred shares and may be reissued as part of any future class of shares designated by the Board of Directors.

(e) Each share of Series B Preferred stock will have one hundred votes.

(f) If, at any time the convertible Series B Preferred Stock of this Corporation is outstanding, the Corporation increases the number of common shares outstanding through a stock split, stock dividend, or similar action, the conversion rate for the Series B Preferred stock shall be adjusted accordingly, so as to make each share of Series B Preferred Stock convertible into the same proportionate amount of common stock as it would have been convertible into without such adjustment of the common stock. Each Series B shareholder shall be notified in writing of the adjusted conversion rate within thirty (30) days of such action by the Corporation.

In the event of any liquidation, dissolution or winding up of the Corporation, either voluntary or involuntary, or in the event of any reduction of capital of the Corporation resulting in a distribution of assets to its stockholders, the holders of Series B Preferred Stock shall be entitled to receive out of the assets of the Corporation, without regard to capital or the existence of a surplus of any nature, and after payment of all senior liquidation preferences, an amount equal to one hundred dollars ($100.00) per share of Series B Preferred Stock which have not been converted, before any payment shall be made or any assets distributed to the holders of common stock. The liquidation preference of Series B Preferred Stock is equal to that of Series A Preferred Stock. After the making of such payments to the holders of the Series B Preferred Stock and the holders of the Series A Preferred Stock, the remaining assets of the corporation shall be distributed among the holders of the common stock, and/or other securities junior to this Series B Preferred Stock and Series A Preferred Stock without further participation by the holders of the Series B Preferred Stock and the holders of the Series A Preferred Stock. If the assets of the Corporation distributable as aforesaid among the holders of the Series B Preferred Stock and the holders of the Series A Preferred Stock shall be insufficient to permit the payment to them of said amounts, the balance of all assets distributable after paying all senior liquidation preferences shall be distributed ratably among the holders of the Series B Preferred Stock and the holders of the Series A Preferred Stock.

Any other rights not specifically addressed in this resolution are identical to those rights granted to common shareholders.

IN WITNESS WHEREOF, said Federal Security Protection Services, Inc. has caused this certificate to be signed by the following Officers and Directors, this 15th day of August 2002.

APPROVED THIS 15th DAY OF AUGUST 2002

Daniel W. Thornton
Director and Secretary

Blair J. Merriam
Director

Gary B. O'Neal
Director, President and CEO

Michael T. Landers
Director, Vice President, Finance and Treasurer

Dennis Schlagel
Director